CANADA
PROVINCE OF QUEBEC
DISTRICT OF MONTREAL

IN THE ARBITRATION BETWEEN:

CANADIAN ROYALTIES INC.

Claimant

v.

NEARCTIC NICKEL MINES INC.

-AND-

UNGAVA MINERALS EXPLORATION INC.

Co-Defendants

JUDGMENT AS TO THE ADMISSIBILITY OF CLAIMANT'S AMENDED STATEMENT OF CLAIM

1. The present judgment states the written reasons for a decision rendered orally on December 10, 2007 dismissing objections to Claimant's Amended Statement of Claim dated December 6, 2007, the whole in the context outlined hereinafter.

I. NATURE OF THE DISPUTE

2. To determine whether the amendments in question should be struck, it is essential to first determine the nature of the dispute submitted to arbitration.

3. The Notice of arbitration of September 14, 2007, P-16, read together with Claimant's letter of September 6, 2007 to Ungava, P-14, and to which P-16 refers, alleges that CRI has satisfied the requirements of section 2.1 d) of the Agreement, P-1, ("the Agreement") and is consequently entitled to the vesting of an additional 10% of the right, title and interest in the mining Property as defined in the Agreement, which Ungava has failed to do. This in essence is the dispute submitted to arbitration.

4. Section 2.1 d) of the Agreement grants CRI the option to acquire, in addition to the 70% already obtained, an additional 10% right, title and interest in and to the Property, under the following conditions:

> *"if, after completion of the Third Instalment, CRI, either solely or together with a Designate, incurs all necessary or advisable expenditures on the Property and completes, or makes arrangements to have completed, a Bankable Feasibility Study on the Property, at no cost to Ungava Exploration or to Ungava Minerals (which study is acceptable by a financing bank or financing entity for the purposes of putting the Property into commercial production on a non-recourse basis), Ungava Exploration shall, within 5 Business Days of acceptance of the Bankable Feasibility Study, transfer an additional 10% of its rights, title and interest in and to the Property to CRI, in order that such 10% is immediately vested with CRI, or as it may in writing direct."*

5. "Bankable Feasibility Study" is defined in section 1.1 a) of the Agreement.

6. A paper copy of the Bankable Feasibility Study (or "BFS") is alleged in the initial Statement of Claim and is filed in the form of two volumes constituting exhibit P-3.

7. Apart from its economic impact on the parties (two of which, it should be noted, are publicly traded companies) the resolution of the dispute will also clarify the nature of their contractual relationship. Indeed, s. 3.1 of the Agreement, P-1, states:

> *"In the event that CRI, together with a Designate, if applicable, has acquired an 80% interest in the Property from Ungava Exploration in accordance with the Option, and with the terms and conditions set out in this Agreement, Ungava Exploration and CRI agree and acknowledge that the relationship between Ungava Exploration and CRI shall be deemed conclusively to have formed a joint venture*

> *business relationship to carry out all Mining Work, pursuant to which Ungava Exploration shall, commencing as at the date of acceptance of the Bankable Feasibility Study, be responsible to pay 20% of the Joint Venture Expenses, and CRI, together with a Designate, if applicable, shall be responsible to pay 80% of the Joint Venture Expenses."*

If CRI is not entitled to be vested with the additional 10%, the relationship remains as it is. If there is vesting, the relationship shifts to a joint venture arrangement governed by sections 3.1 and following.

8. Paragraphs 1, 2, 3 and 8 of the initial Statement of Claim of November 9, 2007 present the claim as follows: it is a demand that Ungava be compelled to transfer to CRI an additional 10% of the right, title and interest in and to the Property on the ground that CRI has completed or made arrangements to have completed a BFS acceptable to a financing bank or financing entity for the purposes of putting the Property into commercial production on a non-recourse basis and that Co-Defendants have failed to transfer this additional 10%.

9. The conclusions of the Statement of Claim read in part as follows:

> *"**DECLARE** CRI's right to an additional 10% right, title and interest in and to the Property to be vested in CRI, effective as of September 6, 2007, such that CRI owns, as at September 6, 2007, an aggregate 80% right, title and interest in and to the Property".*
>
> ***DECLARE** that Ungava and CRI shall be deemed conclusively to have formed a joint venture business relationship effective as of September 6, 2007, in accordance with section 3 of the Agreement, Exhibit P-1;*
>
> ***DECLARE** that CRI is entitled to specific performance of UMEI's obligation to transfer an additional 10% right, title and interest in and to the Property to CRI, in accordance with section 2.1(d) of the Agreement, Exhibit P-1;*
>
> ***ORDER** UMEI to transfer to CRI an additional 10% right, title and interest in and to the Property within five (5) business days of the arbitration award to be rendered hereon".*

10. It should be stressed that the arbitration process is triggered, not by the Statement of Claim, but by the Notice of arbitration, P-16. The Statement of Claim is merely the more complete written presentation of Claimant's position with respect to the issues to be arbitrated. The dispute to be arbitrated is first defined in the Notice of arbitration.

11. On November 30, 2007, Defendants filed a Motion to dismiss the Statement of Claim on the following two grounds:

a) That on the face of the Statement of Claim, CRI has not met one of the requirements of the Agreement, P-1: namely that there be an actual acceptance of the BFS by a financing bank or financing institution; and

b) That the BFS excludes the Mequillon deposit which forms part of the Property and includes the Ivakkak deposit which does not form part of the Property.

12. In effect, at this stage, the dispute submitted to arbitration can be summed up as follows: CRI claims that it has produced a BFS meeting the requirements of the Agreement, so that it is entitled to the transfer of an additional 10% interest in the Property; Ungava denies that the BFS meets the requirements of the Agreement so that its refusal to effect the transfer does not constitute a violation of the Agreement. While no statement of defense has yet been filed, some of the eventual grounds of defense are implicit in the Motion to dismiss.

II. THE AMENDED STATEMENT OF CLAIM OBJECTED TO

13. Paragraphs 1, 2 and 3 of the original Statement of Claim remain unchanged in the Amended Statement of Claim. Paragraph 8 has been modified and paragraphs 8A, 8B and 28A have been added. In essence, these changes restate CRI's basic contention that the BFS complies with the Agreement, P-1, and add that the BFS has in fact been accepted by a bank or financial institution and furthermore that the exclusion of the Mequillon deposit and the inclusion of the Ivakkak deposit cause no prejudice to the Co-Defendants.

14. The additional allegations are cryptic, to say the least, do not identify the bank or financial institutions which are said to have accepted the BFS, nor the terms and conditions of such acceptance. But subject to Ungava's right to particulars and to test the merits of these allegations, they are in themselves clear and explicit as to the subject matters CRI intends to try and prove.

15. There are no changes in the conclusions of the original Statement of Claim.

III. JURISDICTION OF ARBITRATOR TO RULE ON THE CLAIM AS AMENDED

16. Ungava argues that the parties are bound by the terms of the Notice of arbitration, P-16, read together with P-14, and that the claim as amended is tantamount to submitting to arbitration a new dispute different from the one the parties have agreed to arbitrate. According to Ungava, the arbitrator has no jurisdiction over this new or different dispute.

17. In support of this argument, Counsel for Ungava also refers to the *Sentence Arbitrale* of October 15, 2007 appointing the arbitrator.

18. We have seen how the dispute is presented in the Notice of arbitration. However, neither the *Sentence Arbitrale* in question, nor the Notice of arbitration, P-16, are enlightening as to the criteria to be applied to the determination of the parameters of the "dispute" to be arbitrated.

19. As LeBel J. points out in the Supreme Court decision of *Desputeaux* v. *Éditions Chouette*, [2003] 1 S.C.R. 178 at 198:

"The primary source of an arbitrator's competence is the content of the arbitration agreement (art. 2643 C.C.Q.)."

But that is not the end of the matter. Mr. Justice LeBel further states at page 204:

> *"In order to understand the scope of the arbitrator's mandate, a purely textual analysis of the communications between the parties is not sufficient. The arbitrator's mandate must not be interpreted restrictively by limiting it to what is expressly set out in the arbitration agreement. The mandate also includes everything that is closely connected with that agreement, or, in other words, questions that have [TRANSLATION] "a connection with the question to be disposed of by the arbitrators with the dispute submitted to them" (S. Thuilleaux, L'arbitrage commercial au Québec: droit interne – droit international privé (1991), at p. 115). Since the 1986 arbitration reforms, the scope of arbitration agreements has been interpreted liberally (N.N. Antaki, Le règlement amiable des litiges (1998), at p. 103; Guns N'Roses Missouri Storm Inc. v. Productions Musicales Donald K. Donald Inc., [1994] R.J.Q. 1183 (C.A.), at pp. 1185-86, per Rothman J.A.)"*

20. The arbitrator in interpreting the scope of his mandate must thus be guided by the principles set out by S. Thuilleaux and quoted with approval by Mr. Justice LeBel. The mandate is deemed to cover "*everything that is closely connected*" with "*the arbitration agreement*" or "*questions that have [TRANSLATION] "a connection with the question to be disposed of by the arbitrators with the dispute submitted to them*".

21. If we turn for assistance to Article 12 of the Agreement, it is slightly more helpful, but not entirely conclusive.

22. Section 12.1 of the Agreement underlines the intention of the parties that "*all disagreements or disputes ... which directly or indirectly arise from this Agreement shall be definitively settled by arbitration*".

23. Section 12.2 states that the arbitrator shall "*settle all matters arising from the dispute*".

24. Section 12.3 prescribes that the arbitrator shall limit himself to the question or dispute submitted, but also provides that the arbitrator "*may act as he ... sees fit to render a decision as reasonable persons would in such circumstances*".

25. It is clear that the parties intend that all disagreements or disputes which arise in any way from the Agreement, P-1 "*shall be definitively settled by arbitration*" and that the arbitrator is granted a certain leeway to act as he sees fit "*to render a decision as reasonable persons would in such circumstances.*"

26. If any conclusion can be drawn from the reading of these sections of the Agreement, it is that the parties intended to resolve by arbitration any differences that might arise and to give to the arbitrator all the leeway needed to render reasonable decisions. The arbitrator must be guided by his understanding of what a reasonable person would do in the circumstances.

27. On the other hand, the parties have indicated in the past, and have confirmed in oral argument during the present hearing, that notwithstanding the terms of section 12.1 of the Agreement, the arbitration is to be conducted according to Articles 940 to 947.4 of the Quebec *Code of Civil Procedure* and according to the General Rules of Procedure stipulated in the *Code of Civil Procedure.*

28. Hence, it seems entirely appropriate to consider the present issue in the light of the rules applying to amendments under the *Code of Civil Procedure* as interpreted by the jurisprudence, *mutatis mutandis*.

IV. <u>SHOULD THE AMENDMENTS CONTAINED IN THE AMENDED STATEMENT OF CLAIM BE STRUCK?</u>

29. Article 199 of the *Code of Civil Procedure* recognizes the right of the parties to "*amend their pleadings without leave and as often as necessary*". Nevertheless, amendments must not be "*useless or contrary to the ends of justice*" and should "*not result in an entirely new action or application having no connection with the original one.*" The Article provides illustrations of permissible amendments: "*for instance, to modify, correct or complete allegations or conclusions, to invoke new facts or to assert a right accrued since service of the motion to institute proceedings.*"

30. The proposed amendments are clearly not "*useless*" or "*contrary to the ends of justice*". Extrapolating for the purposes of the arbitration, do they result in an "*entirely new*" claim or a claim "*having no connection with the original one*", i.e. the claim as presented in the Notice of arbitration?

31. In the undersigned's considered view, the Amended Statement of Claim does not confront Ungava with "*an entirely new*" claim or dispute nor with a claim having "*no connection with the original one*" as spelled out in the Notice of arbitration.

32. The amendments allege additional grounds to sustain that the BFS, P-3, meets the requirements of the Agreement, and entitles CRI to the additional vesting. And even if these additional allegations were to be described as a new claim -- which is not the undersigned's view -- it certainly could not be said to have "*no connection with the original one*".

33. The amendments complete the claim by adding that the BFS, in addition to being acceptable to a financing bank or financing entity, has actually been accepted by such a bank or entity. They invoke new facts. Bringing in new facts, provided they are relevant, is specifically authorized by Art. 199 C.C.P.

34. Another way of putting the same principle is suggested by Mr. Justice LeBel in the passage quoted above from his judgment in *Desputeaux* v. *Éditions Chouette*: quite clearly, there is "*a connection*" between the additional allegations in the Amended Statement of Claim and the question to be disposed of by the arbitrator.

35. Counsel for CRI have referred the arbitrator to a number of recent decisions of the Quebec Court of Appeal and to one decision of

the Quebec Superior Court. This jurisprudence clearly reflects the very liberal approach the highest court in Quebec applies to the interpretation of Article 199 and following of the *Code of Civil Procedure*.

36. As Mr. Justice Jacques Chamberland, J.C.A. stated in *Abouabdallh* c. *Comité de discipline de l'Ordre des dentistes du Québec*, [I994] R.JQ. 956 (C.A.) at p. 7 :

> *"La jurisprudence enseigne qu'il faut aborder ces demandes d'amendement avec souplesse et libéralisme, et ce, conformément aux principes qui ont inspiré le législateur dans la révision des règles de la procédure civile en 1965. La permission d'amender est la règle et le refus, l'exception. Il n'y a pas lieu de refuser un amendement nécessaire sans motif valable et, à mon avis, les intimés n'en soulèvent aucun ».*

37. In *Forage Mercier inc.* c. *Société de construction maritime Voyageurs ltée*, J.E. 98-1636 (C.A.), Mr. Justice Philippon of the Quebec Court of Appeal stated (at p. 5) that in matters of amendments "*la permission est la règle dès que la pertinence est <u>vraisemblable</u>* » (our underlining).

38. It should be noted that the Court of Appeal recognizes this broad right to amend, even when it is exercised – as it is here – in response to a motion to dismiss. In *Loungnarath* c. *Centre*

hospitalier des Laurentides, [1996] R.D.J. 430 (C.A.), Mr. Justice Chamberland wrote (p. 4) :

> *"Les intimés s'objectent à ces amendements aux motifs qu'ils n'ajoutent strictement rien au fondement de l'action et qu'en l'espèce, le droit à l'amendement doit être limité par la règle de l'article 166 C.p.c. traitant de la possibilité « de redresser le grief sur lequel l'exception est fondée » puisque le recours proposé fait déjà l'objet d'une requête en irrecevabilité. »*

In *Aéroterm de Montréal inc.* c. *Banque Royale du Canada*, [I998] R.D.I. 212 (C.A.), Mr. Justice Chamberland stated (at p. 9) :

> *"En matière d'amendement, la règle consiste à permettre les amendements et l'exception, à les refuser. L'article 203 C.p.c. doit être interprété d'une façon large et libérale (Mon Air Land Investment c. Southport Investments Ltd. (1981) C.A. 607; Les Promotions Taillon Ltée c. Elliott & Brown Inc., (1989) R.D.J. 240). Les amendements proposés par l'appelante visent à modifier, rectifier ou compléter les conclusions de la Déclaration; ils sont donc utiles et conformes à l'intérêt de la Justice. En précisant la nature de son recours, l'appelante répond aux motifs d'irrecevabilité soulevés par l'intimée puisque le recours en exécution forcée n'est pas soumis aux formalités de l'action en passation de titre lorsque, comme en l'espèce, il ne vise pas la passation du titre.*
>
> *En somme, l'amendement proposé aurait dû être admis et, puisque cet amendement avait un impact direct sur la requête en irrecevabilité, il était approprié d'en traiter tout d'abord avant de décider du sort de la requête en irrecevabilité (E.C.L. c. Construction S.L.M. Ltée, [1988] R.D.J. 94). »*

39. Consequently, the objections raised by Co-Defendants to the Amended Statement of Claim are dismissed, subject to the right of Co-Defendants to make appropriate representations to safeguard their procedural rights as a result of the Amended Statement of Claim. Co-Defendants must not be taken by surprise. They justly object to dealing with "a moving target".

Montreal, December 13, 2007.

CLAUDE-ARMAND SHEPPARD
ARBITRATOR

Me Raynold Langlois, Q.C.
and
Me Dimitri Maniatis
LANGLOIS KRONSTRÖM DESJARDINS,
COUNSEL FOR CLAIMANT

-AND-

Me Pierre Paquet
and
Me Brent J. Muir,
MILLER THOMSON POULIOT,
COUNSEL FOR DEFENDANTS